Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

July 22, 2008

RE:	Tata Motors Limited
Form 20-F for the fiscal year ended March 31, 2007
Filed September 27, 2007
File No. 001-32294

Dear Ms. Blye,

This is in response to the Staff comment letter dated June 3, 2008, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2007 (the “2007 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows:-

Export of Land Rover vehicles to Sudan:

1.	We note the disclosure in your Report on Form 6-K filed on March 26, 2008, that you have entered into a definitive agreement with Ford Motor Company for the purchase of Jaguar Land Rover. We refer you to our December 15, 2006, letter to Ford Motor Company, in which we noted reports that machine-gun mounted Land Rover vehicles have been used by the Janjaweed and Sudanese government forces in incursions against the civilian population of Darfur. We refer you also to the January 5, 2007, letter from Ford Motor Company to the Staff in which Ford advised us that Land Rover had reached an agreement with its U.K.-based distributor that no further sales of Land Rover vehicles would be made into Sudan. Please advise us whether it is your current intent to continue the policy of prohibiting sales of Land Rover vehicles into Sudan.

Response:

We acquired the Jaguar Land Rover business from Ford Motor Company on June 2, 2008 through our wholly-owned UK subsidiary company, JaguarLandRover Limited.

We note from Ford Motor Company’s response earlier of January 5, 2007 that, whilst they had taken precautions to limit the likelihood of the Land Rover vehicles to eventually come into the possession of sanctioned governments or individuals, JLR cannot guarantee that such products will not eventually end up in the possession of sanctioned governments or individuals, and this remains the case. Notwithstanding this position, we intend to continue policies for JaguarLandRover to maintain its agreement with its distributor that no further sales are to be made into Sudan

2.	We note your response to comment 1 in our letter dated March 28, 2008. Please describe for us the types of commercial vehicles sold into Sudan by you and by your South Korean subsidiary, Tata Daewoo Commercial Vehicles. Clarify for us whether such vehicles are sold to the Sudanese government by you and/or by Tata Daewoo Commercial Vehicles, directly or through dealerships or other intermediaries. If vehicles are sold to the Sudanese government, please advise us, to the best of your knowledge, understanding and belief, of the specific branches of the government for or by which the vehicles are purchased, and the uses made of the vehicles.

Response:

The vehicles sold by Tata Motors were intended for passengers’ transportation and load cargo carriers, consisting of buses, trucks and pick-ups. The vehicles sold by our South Korean subsidiary, Tata Daewoo Commercial Vehicles (TDCV), were intended for goods transportation consisting of dump trucks, cargo trucks and tractor trucks with related spare parts.

No sales were made directly or, to the best of our knowledge, understanding and belief, indirectly, through dealerships or other intermediaries, to any Sudanese government/governmental agency or instrumentality.

3.	In addition to our response against 1 and 2 above, in ending we state that, due to the very nature of our products, it is not possible for automobile manufacturers to be able to control or monitor the eventual end use of the vehicles in the market place through re-sale or re-use or refurbishments. Therefore, you will appreciate that we cannot guarantee that such vehicles will not, through their usage life, be used by or for customers that may include sanctioned governments or individuals.

* * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Pradip Bhaumik, Attorney-Advisor,
Division of Corporation Finance
(Securities and Exchange Commission)

Max Webb
Assistant Director
Division of Corporation Finance

Ravi Kant, Chief Executive Officer and
Managing Director
Hoshang K. Sethna, Company Secretary
(Tata Motors Limited)

Mukund Dharmadhikari
(Deloitte Haskins & Sells)

John D. Young, Jr.
(Sullivan & Cromwell LLP)